Mail Stop 3628

May 22, 2008

Via U.S. Mail

Oliver Press Partners, LLC
152 West 57th Street
New York, NY 10019

      Re: **Emageon Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed on May 20, 2008
              File No. 000-51149

Ladies and Gentlemen:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

Reasons for Our Solicitation, page 4

1.   In the first paragraph on page 5, you state that you had discussions with the Emageon board of directors regarding its intention to restore meaningful shareholder representation on the board of directors. An assertion as to another party's intentions made in your proxy statement and/or your additional soliciting material must be characterized as a perception or belief and supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for any non-conforming statements.

2.   In the same paragraph, you note a significant drop in the ownership of shares by the collective board of directors since the time of the company's initial public offering. Please disclose that this drop appears to be largely attributable to the departure of single director, Mr. Horgen.

Election of Directors, page 6

3.   You state in the second paragraph on page 8 that investors will not have an
        opportunity to vote for any of Emageon's nominees. While you state in the
        following sentence that an investor may vote for Emageon's nominees by
        executing a proxy card provided by Emageon, please revise the prior sentence so
        that it clearly states that an investor will not have an opportunity to vote for any of
        Emageon's nominees, if the investor chooses to execute your proxy card instead
        of a proxy card provided by Emageon.

Votes Required for Approval, page 10

4.   In this section, you still do not appear to address the effect of broker non-votes on
        the proposal regarding the election of directors. Please revise your disclosure to
        address this matter.

Abstentions, page 10

5.   In the last sentence of this section, you state that only votes cast are to be
        considered for purposes of determining the outcome of a vote, other than the
        election of directors. However, the election of directors for the company is
        determined by a plurality of the votes cast by stockholders entitled to vote on the
        election. Please revise your disclosure accordingly, or advise us as to your
        analysis.

Discretionary Voting, page 11

6.   You have retained the last sentence of this section. Please tell us how the non-
        receipt by a beneficial owner of a proxy statement and proxy card could affect the
        ability of a broker to vote on behalf of that beneficial owner in a contested
        election.

                        *   *   *   *   *

        As appropriate, please amend your filing in response to these comments within 10
business days. You should provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

You may contact David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call me at (202) 551-3345.

Sincerely,

Michael K. Pressman
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (973) 597-2471
        Jeffrey M. Shapiro, Esq.
        Lowenstein Sandler PC